EXHIBIT 21
SUBSIDIARIES OF CVB FINANCIAL CORP.
Citizens Business Bank, a California corporation
Community Trust Deed Services, a California corporation
Chino Valley Bancorp., a California corporation
CVB Ventures, Inc., a California corporation
Orange National Bancorp, formerly ONB Mortgage Corporation, a California corporation
CVB is also the indirect holding company for Golden West Enterprises, Inc., a California corporation, and wholly owned subsidiary of Citizens Business Bank